Exhibit 99.1

Hexindai Regains Compliance with Nasdaq Minimum Bid Price Requirement

BEIJING, CHINA, September 4, 2020 — Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”), a mobile e-commerce and consumer lending platform in China, today announced that it has received a notification letter from the Listing Qualifications Department of the Nasdaq Stock Market (“Nasdaq”), informing the Company that it has regained compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2).

As previously announced, the Company was notified by Nasdaq on December 16, 2019 that it was not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2), as the closing bid price of the Company’s American Depositary Shares (the “ADSs”) had been below US$1.00 for more than 30 consecutive business days.  In order to regain compliance with the minimum bid price requirement, the Company changed the ratio of the ADSs representing its ordinary shares from one (1) ADS representing one (1) ordinary share to one (1) ADS representing three (3) ordinary shares. The change of the ADS ratio became effective on August 24, 2020.

On August 31, 2020, the Company received a staff determination letter, which notified the Company that it had not regained compliance with Rule 5550(a)(2) by August 27, 2020, the end of the compliance period provided by Nasdaq. However, the closing bid price of the Company’s ADSs has been above US$1.00 since August 24, 2020.

On September 4, 2020, Nasdaq provided confirmation to the Company that for the last 10 consecutive business days from August 24, 2020 to September 4, 2020, the closing bid price of the Company’s ADSs has been at or above US$1.00. Accordingly, the Company has regained compliance with the minimum bid price requirement and this matter is now closed.

About Hexindai Inc.

Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”) is a mobile e-commerce and consumer lending platform based in Beijing, China. The Company collaborates with brands both online and offline to offer high-quality and affordable branded products through its new form of social e-commerce mobile platform and facilitates loans to meet the increasing consumption needs of underserved prime borrowers through its online consumer lending marketplace. Hexindai’s strong user acquisition capabilities, cutting-edge risk management system, and strategic relationships with respected financial institutions allow the Company to generate higher customer satisfaction, reliance, and realize fast growth.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the social e-commerce industry, the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace’s products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please visit ir.hexindai.com.

For investor inquiries, please contact:

Hexindai

Investor Relations

Ms. Zenabo Ma

Email: ir@hexindai.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10- 5900-1548

E-mail: Eyuan@christensenir.com

In US

Mr. Tip Fleming

Phone: +1-917-412-3333
Email: tfleming@Christensenir.com